SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

(Amendment No. 6)*

SearchMedia Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8005Y106

(CUSIP Number)

Joshua B. Weingard, Esq.

SearchMedia Holdings Limited

4400 Biscayne Blvd.

Miami, FL 33137

                                               (305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                August 30, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,352,033*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,352,033*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,352,033*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.76%
14.	TYPE OF REPORTING PERSON IN

*	Frost Gamma owns 5,352,033 shares (includes vested warrants to purchase 2,626,434 ordinary shares).

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,352,033*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,352,033*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,352,033*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.76%
14.	TYPE OF REPORTING PERSON 00

*	Includes vested warrants to purchase 2,626,434 ordinary shares

This Amendment No. 6 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, and Amendment No. 5 to the Schedule 13D filed on December 24, 2009 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 340,864 Ordinary Shares for investment purposes, in a series of open market transactions from January 6, 2010 to November 21, 2011, at prices ranging from $0.63 to $7.00 per share for an aggregate of $969,509.33.

The source of funds used in all transactions described above consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

Item 4 is amended by deleting the first paragraph in its entirety and replacing it with the following text:

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or Warrants. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares or Warrants which they now owns or may hereafter acquire.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 5,352,033 Ordinary Shares of the Issuer, representing 22.76% of the Issuer’s Ordinary Shares. This figure includes the right to acquire 2,626,434 Ordinary Shares pursuant to Warrants held by the Reporting Persons, each exercisable into one Ordinary Share. The percentage of beneficial ownership is based upon 20,889,897 Ordinary Shares outstanding as of December 31, 2010 Pursuant to the 20-F filed on June 30, 2011.

(b) Each of the Reporting Persons has the shared power to vote or direct to vote and the shared power to dispose or direct the disposition of 5,352,033 shares of Ordinary Shares of the Issuer. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

Transaction Date	Quantity of Securities	Type of Transaction	Average Price Per Security

10/31/2011	164 Shares	Open Market Purchase	$1.2061 per share

11/7/2011	1,700 Shares	Open Market Purchase	$1.1776 per share

11/8/2011	10,000 Shares	Open Market Purchase	$1.322 per share

11/9/2011	10,000 Shares	Open Market Purchase	$1.30 per share

11/10/2011	10,000 Shares	Open Market Purchase	$1.2763 per share

11/11/2011	20,000 Shares	Open Market Purchase	$1.235 per share

11/21/2011	20,000 Shares	Open Market Purchase	$0.6666 per share

The reporting persons undertake to provide to SearchMedia Holdings Limited, any security holder of Search Media, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares at each separate price.

(d)-(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2011	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

Dated: November 22, 2011	By: /s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee